To Our Stockholders

--------------------------------------------------------------------------------

1996 was a good year, but not a record year.

Net profits totaled $70,232,000, a decline of 14.6% from the record $82,241,000 set in 1995.

For the twenty-fifth consecutive year the Company met its goal of a 15% return on average stockholders' equity.

Likewise, for the twenty-fifth straight year total assets on December 31 reached a record high - $6,912,057,000 - an increase of 13% over the 1995 high of $6,110,542,000.

The primary reason for the decline in net profits was management's decision to increase the provision for loan losses which resulted in the allowance for loan losses being strengthened by $37,072,000, or 55%. This exceptional addition to reserves is in recognition of the increase in delinquent consumer credits and the national trend toward higher charge-offs in credit card and other consumer lending portfolios.

The Company's net profits before taxes and before the provision for loan losses increased 26.4% from $232,858,000 to $294,412,000.

During 1996 we were pleased to welcome the employees of the Bank of Boulder in Boulder, Colorado. We are now serving the fast growing front range area north of Denver from 13 locations. During the year we also opened two new branches in the Kansas City market and one in Bellevue, Nebraska.

We want to thank the more than 4,500 employees who have worked hard to help the Company grow during 1996.

            F. Phillips Giltner                     Bruce R. Lauritzen

First National of Nebraska and Subsidiaries
Performance Trends
--------------------------------------------------------------------------------
BAR GRAPHS DEPICTING:


Assets       1996:  $6,912,057,000                  Earnings      1996:  $70,232,000           Capital & Loan Loss Allowance
                                                                                                    1996:   $592,778,000
YEAR                 $ MILLIONS                     YEAR          $ MILLIONS                   YEAR               $ MILLIONS
-------------------------------                     ------------------------                   -----------------------------
1972                    298                         1972               1.959                   1972                   20
1973                    366                         1973               2.213                   1973                   22
1974                    360                         1974               2.405                   1974                   20
1975                    351                         1975               2.597                   1975                   18
1976                    372                         1976               3.155                   1976                   20
1977                    439                         1977               3.614                   1977                   23
1978                    503                         1978               3.976                   1978                   27
1979                    583                         1979               4.473                   1979                   31
1980                    625                         1980               5.075                   1980                   35
1981                    666                         1981               5.743                   1981                   41
1982                    715                         1982               6.575                   1982                   46
1983                    844                         1983               7.000                   1983                   49
1984                    873                         1984               8.700                   1984                   59
1985                  1,081                         1985              10.076                   1985                   69
1986                  1,118                         1986              11.637                   1986                   80
1987                  1,314                         1987              15.133                   1987                   95
1988                  1,726                         1988              23.253                   1988                   121
1989                  2,076                         1989              28.123                   1989                   147
1990                  2,548                         1990              33.217                   1990                   186
1991                  3,033                         1991              40.017                   1991                   225
1992                  3,574                         1992              52.126                   1992                   272
1993                  4,272                         1993              70.082                   1993                   345
1994                  5,262                         1994              77.133                   1994                   415
1995                  6,111                         1995              82.241                   1995                   498
1996                  6,912                         1996              70.232                   1996                   593

Loans  1996:  $5,107,041,000                      Deposits 1996:  $5,836,169,000             Return On Average Equity     15.4%

YEAR                 $ MILLIONS                     YEAR              $ MILLIONS               YEAR                       %
-------------------------------                     ----------------------------               ----------------------------
1972                    152                         1972                 251                   1972                    13.5
1973                    183                         1973                 296                   1973                    16.5
1974                    172                         1974                 299                   1974                    17.4
1975                    175                         1975                 280                   1975                    18.5
1976                    202                         1976                 302                   1976                    19.5
1977                    215                         1977                 336                   1977                    19.2
1978                    265                         1978                 369                   1978                    18.2
1979                    327                         1979                 411                   1979                    17.9
1980                    297                         1980                 428                   1980                    17.7
1981                    377                         1981                 411                   1981                    17.4
1982                    426                         1982                 432                   1982                    17.1
1983                    528                         1983                 557                   1983                    16.3
1984                    645                         1984                 608                   1984                    18.6
1985                    738                         1985                 741                   1985                    18.0
1986                    813                         1986                 799                   1986                    18.0
1987                    988                         1987                 970                   1987                    19.8
1988                  1,321                         1988               1,308                   1988                    25.7
1989                  1,581                         1989               1,642                   1989                    24.3
1990                  1,890                         1990               2,097                   1990                    23.2
1991                  2,224                         1991               2,575                   1991                    23.3
1992                  2,602                         1992               3,070                   1992                    24.7
1993                  3,184                         1993               3,652                   1993                    26.8
1994                  3,945                         1994               4,383                   1994                    24.1
1995                  4,451                         1995               5,090                   1995                    20.8
1996                  5,107                         1996               5,836                   1996                    15.4

2

First National of Nebraska and Subsidiaries
Financial Highlights

-------------------------------------------------------------------------------------------------------------------------
                                                                Year ended December 31,
                                1996               1995             1994                 1993               1992
--------------------------------------------------------------------------------------------------------------------------
                                                     (Amounts in Thousands Except Per Share Data)
Total assets               $  6,912,057       $  6,110,542      $  5,261,907         $  4,271,853       $  3,573,556

Net income                 $     70,232       $     82,241      $     77,133         $     70,082       $     52,126

Stockholders' equity       $    487,966       $    429,831      $    359,216         $    295,355       $    231,083

Allowance for
  loan losses              $    104,812       $     67,740      $     55,265         $     49,589       $     41,298
=========================================================================================================================
=========================================================================================================================
Per share data:

Net income                 $     202.53       $     237.17      $     222.43         $     202.10       $     150.32

Dividends (1)              $      37.22       $      33.73      $      38.07         $      16.86       $      30.42

Stockholders' equity       $   1,407.19       $   1,239.54      $   1,035.90         $     851.74       $     666.39
==========================================================================================================================
(1)  On a historical basis, the dividend of $10.92 per share paid in December 1992 would have been paid in January 1993.
==========================================================================================================================
Profit ratios:

Return on average
  equity                           15.4%              20.8%             24.1%                26.8%              24.7%

Return on average
  assets                            1.1%               1.5%              1.7%                 1.9%               1.7%
==========================================================================================================================
Banking Locations


MAP DEPICTING:

Nebraska                         South Dakota                 Kansas               Colorado
-----------------------------------------------------------------------------------------------
Omaha                            Yankton                      Kansas City          Fort Collins
North Platte                                                                       Greeley
Columbus                                                                           Loveland
Kearney                                                                            Windsor
Fremont                                                                            Boulder
Beatrice
David City
Chadron
Alliance
Scottsbluff
Gering
Norfolk

First National of Nebraska and Subsidiaries
Consolidated Statements of Financial Condition

--------------------------------------------------------------------------------------------------------------------------
                                                                                                 December 31,
Assets                                                                                   1996                     1995
--------------------------------------------------------------------------------------------------------------------------
                                                                                             (Amounts in Thousands)
Cash and due from banks                                                              $  397,886                $  309,405
Federal funds sold and other short-term investments                                     277,028                   309,231
--------------------------------------------------------------------------------------------------------------------------
          Total cash and cash equivalents                                               674,914                   618,636

Securities available-for-sale (amortized cost $255,653,000)                             256,919                        --
Securities held-to-maturity (fair value $650,897,000 and $854,473,000)                  649,799                   846,737

Loans                                                                                 5,107,041                 4,451,120
     Less:  Allowance for loan losses                                                   104,812                    67,740
            Unearned income                                                              11,494                    11,693
--------------------------------------------------------------------------------------------------------------------------
          Net loans                                                                   4,990,735                 4,371,687

Premises and equipment, net                                                             111,700                    99,550
Other assets                                                                            227,990                   173,932
--------------------------------------------------------------------------------------------------------------------------
          Total assets                                                               $6,912,057                $6,110,542

==========================================================================================================================


Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------------------------------------------------
Deposits:
     Noninterest-bearing                                                            $   721,448               $   631,837
     Interest-bearing                                                                 5,114,721                 4,458,043
--------------------------------------------------------------------------------------------------------------------------
          Total deposits                                                              5,836,169                 5,089,880

Federal funds purchased and securities sold under repurchase agreements                 146,015                   133,488
Commercial paper and commercial paper based borrowings                                  273,298                   289,827
Other liabilities                                                                        64,733                    58,300
Long-term debt and other interest-bearing obligations                                     7,260                     8,437
Capital notes                                                                            96,616                   100,779
--------------------------------------------------------------------------------------------------------------------------
           Total liabilities                                                          6,424,091                 5,680,711


Contingencies and commitments

Stockholders' equity:
     Common stock, par value $5 a share; 346,767 shares authorized,
          issued, and outstanding                                                         1,734                     1,734
     Additional paid-in capital                                                           2,604                     2,604
     Retained earnings                                                                  482,819                   425,493
     Net unrealized appreciation on available-for-sale securities, net of tax               809                        --
--------------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                                    487,966                   429,831
--------------------------------------------------------------------------------------------------------------------------

          Total liabilities and stockholders' equity                                 $6,912,057                $6,110,542
==========================================================================================================================

See Notes to Consolidated Financial Statements

 First National of Nebraska and Subsidiaries
 Consolidated Statements of Income

--------------------------------------------------------------------------------------------------------------------------------
                                                                                   For the years ended December 31,
                                                                         1996                   1995                   1994
--------------------------------------------------------------------------------------------------------------------------------
                                                                   (Amounts in Thousands Except Share and Per Share Data)
Interest income:
     Interest and fees on loans and lease financing                    $700,472               $634,157               $490,169
     Interest on securities:
          Taxable interest income                                        49,809                 45,492                 32,777
          Nontaxable interest income                                      1,116                  1,436                  1,465
     Interest on federal funds sold
          and other short-term investments                               14,017                 10,298                  5,780
--------------------------------------------------------------------------------------------------------------------------------
              Total interest income                                     765,414                691,383                530,191
--------------------------------------------------------------------------------------------------------------------------------
Interest expense:
     Interest on deposits                                               250,170                234,694                152,746
     Interest on commercial paper and
          commercial paper based borrowings                              15,943                 18,435                  8,797
     Interest on federal funds purchased
          and U.S. Treasury notes                                         5,667                  3,642                  2,333
     Interest on long-term debt and other obligations and capital
          notes                                                           8,451                  7,689                  4,340
--------------------------------------------------------------------------------------------------------------------------------
               Total interest expense                                   280,231                264,460                168,216
--------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                     485,183                426,923                361,975

Provision for loan losses                                               180,059                102,767                 71,698
--------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     305,124                324,156                290,277

Noninterest income:
     Processing services                                                103,436                 73,387                 59,229
     Deposit services                                                    21,373                 18,520                 19,419
     Trust and investment services                                       17,818                 15,086                 13,039
     Commissions                                                         11,064                  9,823                  8,243
     Miscellaneous                                                       26,794                 20,614                 15,685
--------------------------------------------------------------------------------------------------------------------------------
               Total noninterest income                                 180,485                137,430                115,615
--------------------------------------------------------------------------------------------------------------------------------
Income before other operating expense                                   485,609                461,586                405,892

Noninterest expense:
     Salaries and employee benefits                                     135,718                119,698                 97,481
     Communications and supplies                                         61,273                 56,382                 52,949
     Loan services purchased                                             32,637                 29,810                 25,404
     Purchased processing                                                21,000                 19,388                 19,280
     Net occupancy expense of premises                                   21,570                 19,362                 18,876
     Equipment rentals, depreciation and maintenance                     26,117                 23,879                 18,646
     Other professional services purchased                               44,072                 31,400                 25,869
     Miscellaneous                                                       28,869                 31,576                 30,274
--------------------------------------------------------------------------------------------------------------------------------
               Total noninterest expense                                371,256                331,495                288,779
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                              114,353                130,091                117,113

Income tax expense/(benefit):
     Current                                                             57,641                 54,284                 44,159
     Deferred                                                           (13,520)                (6,434)                (4,179)
--------------------------------------------------------------------------------------------------------------------------------
               Total income tax expense                                  44,121                 47,850                 39,980
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                             $ 70,232              $  82,241               $ 77,133
================================================================================================================================
Average number of shares outstanding                                    346,767                346,767                346,767
================================================================================================================================
Net income per share                                                   $ 202.53               $ 237.17               $ 222.43
================================================================================================================================

See Notes to Consolidated Financial Statements

First National of Nebraska and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 1996, 1995, and 1994

-------------------------------------------------------------------------------------------------------------------
                                                                                  Net Unrealized
                                                           Additional            Appreciation on         Total
                                             Common Stock   Paid-in   Retained  Available-For-Sale   Stockholders'
                                           ($5 par value)   Capital   Earnings      Securities          Equity
-------------------------------------------------------------------------------------------------------------------
                                                             (Amounts in Thousands)
Balance, December 31, 1993                       $1,734    $2,604    $291,016     $     --            $295,354

Net Income                                           --        --      77,133           --              77,133

Net changes in unrealized
     appreciation on securities
     available-for-sale, net of taxes                --        --          --          (70)                (70)

Cash dividends - $38.07 per share                    --        --     (13,201)          --             (13,201)

-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                        1,734     2,604     354,948          (70)            359,216

Net Income                                           --        --      82,241           --              82,241

Net changes in unrealized
     appreciation on securities
     available-for-sale, net of taxes                --        --          --           70                  70

Cash dividends - $33.73 per share                    --        --     (11,696)          --             (11,696)

-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                        1,734     2,604     425,493           --             429,831

Net Income                                           --        --      70,232           --              70,232

Net changes in unrealized
     appreciation on securities
     available-for-sale, net of taxes                --        --          --          809                 809

Cash dividends - $37.22 per share                    --        --     (12,906)          --             (12,906)

-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       $1,734    $2,604    $482,819         $809            $487,966

===================================================================================================================

See Notes to Consolidated Financial Statements

First National of Nebraska and Subsidiaries
Consolidated Statements of Cash Flows

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 For the years ended December 31,
                                                                     1996                    1995                        1994
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   (Amounts in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income                                                 $   70,232             $    82,241                 $    77,133
          Adjustments to reconcile net income to net cash
          flows from operating activities:
               Provision for loan losses                           180,059                 102,767                      71,698
               Depreciation and amortization                        37,195                  32,145                      20,572
               Provision for deferred taxes                        (13,520)                 (6,434)                     (4,179)
               Net change in trading account securities                 --                      --                       5,416
               Origination of loans for resale                     (46,887)                (25,054)                    (63,685)
               Proceeds from the sale of loans                      47,053                  26,730                      76,158
               Other asset and liability activity, net             (27,159)                  5,001                      (8,967)
------------------------------------------------------------------------------------------------------------------------------------
     Net cash flows from operating activities                      246,973                 217,396                     174,146

CASH FLOWS FROM INVESTING ACTIVITIES
          Acquisitions, net of cash received (1)                $  (11,584)            $    28,041                 $   104,833
          Maturities and sales of securities available-for-sale      7,176                      --                       4,793
          Purchases of securities available-for-sale              (226,734)                     --                          --
          Maturities of securities held-to-maturity                312,406                 354,495                     217,403
          Purchases of securities held-to-maturity                (127,598)               (395,064)                   (345,221)
          Net increase in customer loans                          (723,203)               (691,893)                   (808,436)
          Securitization and sale of loans                              --                 200,000                          --
          Purchases of premises and equipment, net                 (26,363)                (26,089)                    (26,546)
          Other, net                                                   732                   4,069                       1,561
------------------------------------------------------------------------------------------------------------------------------------
     Net cash flows from investing activities                     (795,168)               (526,441)                   (851,613)

CASH FLOWS FROM FINANCING ACTIVITIES
          Net increase in customer deposits                     $  647,066             $   539,118                 $   571,062
          Net change in federal funds purchased                      2,548                  33,924                      48,860
          Issuance of debt and capital notes                        61,799                 115,914                      46,162
          Principal repayments of debt and capital notes           (68,889)                (93,362)                    (35,048)
          Net change in commercial paper and
               commercial paper based borrowings                   (25,145)                (22,822)                    132,570
          Cash dividends paid                                      (12,906)                (11,696)                    (13,201)
------------------------------------------------------------------------------------------------------------------------------------
     Net cash flows from financing activities                      604,473                 561,076                     750,405
------------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                             56,278                 252,031                      72,938

Cash and cash equivalents at beginning of year                     618,636                 366,605                     293,667
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $  674,914             $   618,636                 $   366,605
====================================================================================================================================
Cash paid during the year for:
     Interest                                                   $  269,919             $   244,957                 $   158,783
     Income taxes                                               $   50,233             $    53,213                 $    46,973
====================================================================================================================================

NON-CASH INVESTING AND FINANCING ACTIVITIES
          Increase to assets and liabilities from business
               acquisitions                                     $      724             $    15,198                 $       --
====================================================================================================================================


See Notes to Consolidated Financial Statements

(1) In two separate acquisitions during 1996, the Company assumed liabilities of $117,860,000 and non-cash assets of $130,168,000. In two separate acquisitions during 1995, the Company assumed liabilities of $169,394,000 and non-cash assets of $156,551,000. In two separate acquisitions during 1994, the Company assumed liabilities of $163,383,000 and non-cash assets of $58,550,000.

First National of Nebraska and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 1996, 1995, and 1994
(Columnar Amounts in Footnotes are in Thousands Except Per Share Data)
-------------------------------------------------------------------------------

A.      Summary of Significant Accounting Policies:

        Principles of Consolidation - The consolidated financial statements of First National of Nebraska and subsidiaries (the Company) include the accounts of the parent company; its substantially wholly-owned subsidiary, First National Bank of Omaha and its wholly-owned subsidiaries (the Bank); its wholly-owned other banking subsidiaries; and its nonbanking subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

        Nature of Business - The Company is a Nebraska-based interstate bank holding company whose primary assets are its banking subsidiaries. The banking subsidiaries are principally engaged in consumer, commercial, real estate and agricultural lending and retail deposit activities. The Company also has subsidiaries which provide merchant credit card and other processing services.

        Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and Cash Equivalents - For the purpose of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and other short-term investments. Generally, federal funds are purchased and sold for a one-day period.

        Securities - Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at amortized cost. Premiums and discounts are recognized in interest income using the level yield method over the period to maturity.

        Debt and equity securities which the Company may not hold to maturity are classified as available-for-sale if they are not considered to be part of trading-related activities. Available-for-sale securities are reported at their fair values, with unrealized holding gains and losses reported on a net-of-tax basis as a separate component of stockholders' equity. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the level yield method over the period to maturity.

        Debt and equity securities that are held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in earnings. The Company did not hold any trading securities at December 31, 1996 or 1995.

        Loans - Loans are reported at their outstanding principal balance net of the allowance for loan losses and any deferred fees or costs on originated loans. Loan fees and certain direct loan origination costs are deferred and recognized as an adjustment of the yield of the related loan over the estimated average life of the loan.

        Leases - Equipment acquired with no outside financing is leased to customers under direct lease financing arrangements. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recognized as interest income over the terms of the leases by methods that approximate the level yield method.

        Allowance for Loan Losses - The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The allowance for loan losses related to impaired loans, excluding large groups of smaller balance homogeneous loans (such as consumer loans) that are collectively evaluated for impairment, is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the underlying collateral.

        Premises and Equipment - Premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets or the terms of the leases. Land is carried at cost.

        Credit Card Loan Securitization - The Bank has sold, on a revolving basis, credit card loans through a securitization program. Fees earned for servicing the loans are reported as income when the related loan payments are collected. Loan servicing costs are charged to expense as incurred. A controlled amortization method is used to allocate principal payments to the investors after the reinvestment period.

        Income Taxes - The Company files consolidated federal and state tax returns. Taxes of the subsidiaries, computed on a separate return basis, are remitted to the parent company. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

        Intangible Assets - Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets associated with merger and acquisition transactions. Goodwill is amortized on a straight-line basis over periods ranging up to 25 years. Core deposit intangibles represent the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized over periods not exceeding 10 years using straight-line and accelerated methods, as appropriate.

        Fair Values of Financial Instruments - Fair values of financial instruments that are not actively traded are based on market prices of similar instruments and/or valuation techniques using market assumptions. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. The Company assumes that the carrying amount of cash and short-term financial instruments approximates their fair value.

        Trust Assets - Property (other than cash deposits) held by banking subsidiaries in fiduciary or agency capacities for their customers is not included in the accompanying consolidated statements of financial condition since such items are not assets of the Company.

        Net Income Per Share - Net income per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding.

        Other - Certain reclassifications were made to prior years' financial statements to conform them to the improved classifications used in 1996. These reclassifications had no effect on net income or total assets.

B.      Securities:

        Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The amortized cost of securities and their approximate fair values at December 31 are as follows:

                                                                                   December 31, 1996
         -----------------------------------------------------------------------------------------------------------------
                                                                                Gross            Gross
                                                               Amortized     Unrealized      Unrealized            Fair
                                                                 Cost           Gains           Losses            Value
         -----------------------------------------------------------------------------------------------------------------
         Available-for-sale securities:
         U.S. Government obligations                           $245,218        $1,265           $   (8)          $246,475
         Obligations of states and political subdivisions           305             9               --                314
         Other securities                                        10,130            --               --             10,130
         -----------------------------------------------------------------------------------------------------------------
         Total securities available-for-sale                   $255,653        $1,274           $   (8)          $256,919
         =================================================================================================================

         Held-to-maturity securities:
         U.S. Government obligations                           $626,690        $1,231           $ (657)          $627,264
         Obligations of states and political subdivisions        19,588           214              (40)            19,762
         Other securities                                         3,521           360              (10)             3,871
         -----------------------------------------------------------------------------------------------------------------
         Total securities held-to-maturity                     $649,799        $1,805           $ (707)          $650,897
         =================================================================================================================

                                                                                   December 31, 1995
         -----------------------------------------------------------------------------------------------------------------
                                                                                Gross            Gross
                                                               Amortized     Unrealized      Unrealized            Fair
                                                                 Cost           Gains           Losses            Value
         -----------------------------------------------------------------------------------------------------------------
         U.S. Government obligations                           $811,338        $7,652           $ (674)          $818,316
         Obligations of states and political subdivisions        21,438           479              (49)            21,868
         Other securities                                        13,961           366              (38)            14,289
         -----------------------------------------------------------------------------------------------------------------
         Total securities held-to-maturity                     $846,737        $8,497           $ (761)          $854,473
         =================================================================================================================

         At December 31, 1996 and 1995, the Company did not hold any trading securities. Gross realized gains and gross realized losses on sales of available-for-sale securities were immaterial in 1996 and 1995. At December 31, 1995, the Company did not hold any available-for-sale securities.

         At December 31, 1996 and 1995, securities totaling $457,265,000 and $360,293,000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

         Contractual maturities at December 31, 1996 are as follows:

                                                            Held-to-maturity securities:     Available-for-sale securities:
                                                          -------------------------------    ------------------------------
                                                               Amortized       Fair           Amortized            Fair
                                                                 Cost          Value            Cost               Value
         -----------------------------------------------------------------------------------------------------------------
         Due in one year or less                               $274,893      $275,758          $41,759           $ 41,908
         Due after one year through five years                  369,209       369,383          203,764            204,881
         Due after five years through ten years                   4,228         4,268               --                 --
         Due after ten years                                      1,469         1,488           10,130             10,130
         -----------------------------------------------------------------------------------------------------------------
         Total securities                                      $649,799      $650,897         $255,653           $256,919
         =================================================================================================================


C.   Loans:

     Loans are comprised of the following:

                                                                                   December 31,
                                                                             1996                 1995
        --------------------------------------------------------------------------------------------------
        Individual consumer                                               $3,290,410           $2,896,900
        Commercial and financial                                             668,676              565,264
        Real estate - mortgage                                               632,520              518,394
        Real estate - construction                                           152,211              131,401
        Agricultural                                                         285,008              269,330
        Lease financing                                                       66,061               59,054
        Other                                                                 12,155               10,777
        --------------------------------------------------------------------------------------------------
        Gross loans                                                        5,107,041            4,451,120
        Less:
           Allowance for loan losses                                         104,812               67,740
           Unearned income                                                    11,494               11,693
        --------------------------------------------------------------------------------------------------
        Net loans                                                         $4,990,735           $4,371,687
        ==================================================================================================

     In addition to the above loans owned by the Company, credit card loans securitized and serviced for others totaled $200,000,000 in 1996 and 1995. Mortgage loans serviced for others totaled $370,570,000 in 1996 and $328,217,000 in 1995.

Lease financing is comprised of the following:                                         December 31,
                                                                                   1996            1995
        --------------------------------------------------------------------------------------------------
        Direct financing leases:
           Lease payments receivable                                              $56,207         $49,716
           Estimated residual value of equipment                                    9,854           9,338
        --------------------------------------------------------------------------------------------------
                                                                                   66,061          59,054
        Less unearned income                                                        9,011           8,607
        --------------------------------------------------------------------------------------------------
        Net leases                                                                $57,050         $50,447
        ==================================================================================================

     Transactions in the allowance for loan losses are as follows:

                                                                  For the years ended December 31,
                                                              1996               1995            1994
        --------------------------------------------------------------------------------------------------
        Balance beginning of year                          $  67,740          $  55,265        $ 49,589
        Balance at date of acquisition of acquired banks       1,738              1,568             189
        Provision charged to operations                      180,059            102,767          71,698

        Loans charged off                                   (164,711)          (108,757)        (81,992)
        Recoveries of amounts charged off                     19,986             16,897          15,781
        --------------------------------------------------------------------------------------------------
        Net loans charged off                               (144,725)           (91,860)        (66,211)

        --------------------------------------------------------------------------------------------------
        Balance end of year                                $ 104,812          $  67,740        $ 55,265
        ==================================================================================================

     At December 31, 1996, minimum lease financing payments receivable for each of the five succeeding years are approximately: $16,454,000 for 1997; $15,143,000 for 1998; $11,753,000 for 1999; $7,834,000 for 2000; and
     $3,679,000 for 2001.

     The Company grants individual consumer, commercial, agricultural, and residential loans to customers. The business loan portfolio is well diversified, consisting of numerous industries located or headquartered primarily in the Company's operating region which includes Nebraska, Colorado, Kansas, and South Dakota. The majority of individual consumer loans are to customers located in the Midwest.

     The Company evaluates each borrower's creditworthiness on a case-by-case basis. The amount of collateral obtained is based upon management's evaluation of the borrower. The individual consumer category is predominately unsecured, and the allowance for potential losses associated with these loans has been established accordingly. The majority of the non-consumer loan categories are generally secured by real estate, operating assets, or financial instruments.

     As of December 1996 and 1995 and for the years then ended, the Company's recorded investment in impaired loans as defined by FASB Statement No. 114, as amended by FASB Statement No. 118, was immaterial.

D.   Premises and Equipment:

     Premises and equipment is comprised of the following:

                                                      December 31,
                                                  1996            1995
        ------------------------------------------------------------------
        Land                                   $  13,562        $  15,715
        Buildings                                 45,609           38,051
        Leasehold improvements                    44,858           37,638
        Equipment                                114,133           91,013
        ------------------------------------------------------------------
                                                 218,162          182,417
        Less accumulated depreciation            106,462           82,867
        ------------------------------------------------------------------
        Net premises and equipment              $111,700        $  99,550
        ==================================================================

E.   Commercial Paper and Lines of Credit:

     At December 31, 1996, the Company had facilities to access the commercial paper market up to a maximum of $315,000,000, of which $273,298,000 was outstanding. Obligations are collateralized by $286,526,000 of consumer loans receivable. All of the facilities are fully backed by unused bank credit lines. In addition, the parent company has an unused bank line of credit of $15,000,000. Commitment fees of .125% to .375% are paid on these lines. The Company's commercial paper and commercial paper based borrowings are distributed on a national basis with proceeds used to finance consumer receivables.

     After the successful placement of subordinated notes in December 1995, the Company was able to decrease a $95,000,000 revolving line of credit in 1996 to $75,000,000. This line of credit bears a variable rate of interest tied to LIBOR. At December 31, 1996 and 1995, the Company had no outstandings on this line of credit. The line will expire in October 1997, at which time, any outstanding balance will be converted into a term loan payable in sixteen equal quarterly installments. Among other restrictions, the loan agreement requires: minimum consolidated Tier I capital to total risk-adjusted assets of 5.00%; a consolidated return on average assets of not less than 1.00%; and approval from the lender to incur or assume additional debt.

F.   Long-Term Debt and Capital Notes:

     At December 31, 1996 and 1995, Bank premises were subject to a mortgage which required annual payments of $1,253,000, including interest at 7.75%, through the year 2003. The Bank may prepay the mortgage after 1996, with a prepayment premium. The mortgage balance was $6,062,000 and $6,813,000 at December 31, 1996, and 1995, respectively.

     In December 1995, the Bank issued $75,000,000 in subordinated notes, due to mature on December 1, 2010. The subordinated notes pay interest semi-annually on June 1 and December 1 at a rate of 7.32%. The subordinated notes are unsecured and subordinated to the claims of depositors and general creditors of the Bank. No sinking fund has been provided, and the subordinated notes may not be redeemed, in whole or in part, prior to maturity.

     The parent company has issued a total of $26,172,000 of unsecured capital notes, which require principal payments through 2006. The capital notes are noncallable and carry interest rates ranging from 9.00% to 12.50%. At December 31, 1996 and 1995, $21,616,000 and $25,779,000, respectively, were outstanding on these notes.

     Principal amounts due on long-term debt and other interest-bearing obligations and capital notes in each of the succeeding five years and thereafter are approximately: 1997 - $3,615,000; 1998 - $2,393,000; 1999-
     $1,835,000; 2000 - $2,094,000; and 2001 - $1,805,000; thereafter -
     $92,134,000.

G.   Income Taxes:

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

                                                                        1996            1995
     ------------------------------------------------------------------------------------------
     Deferred tax assets:
        Allowance for loan losses                                     $37,111          $23,316
        Other                                                           9,671            8,609
     ------------------------------------------------------------------------------------------
     Total deferred tax assets                                         46,782           31,925
     ------------------------------------------------------------------------------------------
     Deferred tax liabilities:
        Purchase accounting                                             1,013            1,397
        Lease financing                                                 2,755            2,603
        Other                                                           2,786            2,115
     ------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                     6,554            6,115
     ------------------------------------------------------------------------------------------
     Net deferred tax assets                                          $40,228          $25,810
     ==========================================================================================

     The income tax provisions differ from amounts currently payable because of different methods used in reporting for financial statement purposes and for income tax return purposes. The effect of these differences is as follows:

                                                         For the years ended December 31,
     Deferred tax provision/(benefit):                   1996           1995             1994
     ------------------------------------------------------------------------------------------
        Financing versus operating method of
           lease income accounting                   $    152         $   581         $   334

        Bad debt deduction                            (13,795)         (3,855)         (1,973)

        Other items, net                                   123         (3,160)         (2,540)
     ------------------------------------------------------------------------------------------
     Total deferred tax benefit                      $(13,520)        $(6,434)        $(4,179)
     ==========================================================================================

     The effective rates of total tax expense for the years ended December 31, 1996, 1995, and 1994 are different than the statutory federal tax rate. The reasons for the differences are as follows:

                                                        For the years ended December 31,
                                                      1996            1995            1994
     ------------------------------------------------------------------------------------------
                                                          (Percent of pretax income)
     ------------------------------------------------------------------------------------------
     Statutory federal tax rate                       35.0%           35.0%           35.0%

     Additions/(reductions) in taxes resulting from:

                   Tax-exempt interest income         (0.8)           (0.7)           (1.0)

                   State taxes                         1.9             1.9             1.1

                   Other items, net                    2.5             0.6            (1.0)
     ------------------------------------------------------------------------------------------
     Effective tax rate                               38.6%           36.8%           34.1%
     ==========================================================================================

H.  Employee Benefit Plans:

    The Company has a noncontributory, self-trusteed pension plan (the Plan) covering substantially all full-time employees with one or more years of service. The Plan generally provides for employee retirement at age sixty-five (early retirement at age fifty-five) and benefits based upon length of service and compensation. Lump sum death benefits are available as well as pre-retirement protection in the event of death before benefits commence. The Company's policy is to fund accrued pension cost necessary to provide the Plan, on an actuarial basis, with sufficient assets to meet the benefits to be paid to the Plan participants (normally up to the extent deductible under existing tax regulations). The benefits are funded under a self-administered pension trust with the Bank's Trust Department acting as Trustee.

    The net periodic pension credits, netted within noninterest expense, are comprised of:

                                             For the years ended December 31,
                                                  1996                    1995                      1994
   -------------------------------------------------------------------------------------------------------
    Service cost                               $ 3,210                 $  2,925                 $  2,540
    Interest cost                                2,288                    2,103                    1,812
    Actual return on plan assets                  (590)                 (21,135)                 (17,814)
    Net amortization and deferral               (6,960)                  16,007                   13,378
   -------------------------------------------------------------------------------------------------------
     Net periodic pension credits              $(2,052)                $   (100)                $    (84)
   =======================================================================================================

    The actuarial computation, using the "projected unit credit" actuarial method for these years, assumed a discount rate on benefit obligations of 7.25% for 1996 and 7.00% for 1995 and 1994, an expected long-term rate of return on plan assets of 7.25% for 1996 and 7.00% for 1995 and 1994, and annual compensation increases of 5% over the remaining service lives of employees covered under the Plan for 1996, 1995 and 1994. Variances between cost assumptions, expected return on assets and actual experience are amortized over the remaining service lives of employees covered under the Plan. At December 31, 1996, the Plan owned parent company common stock at a cost of $269,548.

    The table of actuarially computed benefit obligations and trusteed net assets of the Plan is presented below:

                                                                                         December 31,
                                                                                       1996        1995
   -------------------------------------------------------------------------------------------------------
    Actuarial present value of benefit obligations:
     Vested benefits                                                               $(22,347)    $(21,891)
     Nonvested benefits                                                              (4,024)      (1,390)
   -------------------------------------------------------------------------------------------------------
    Accumulated benefit obligations                                                 (26,371)     (23,281)
    Additional amounts related to projected salary increases                         (9,500)     (11,436)
   -------------------------------------------------------------------------------------------------------
    Projected benefit obligations                                                   (35,871)     (34,717)
    Plan assets at market value consisting primarily of
     U.S. Government securities, common stocks and corporate bonds                   72,553       73,128
   -------------------------------------------------------------------------------------------------------
    Excess of Plan assets over projected benefit obligations                         36,682       38,411
    Unrecognized net gain from past experience different from that assumed          (33,590)     (37,039)
    Unrecognized Plan net assets at January 1, 1987 being recognized over 15 years   (1,517)      (1,912)
    Unrecognized prior service cost                                                     613          676
   -------------------------------------------------------------------------------------------------------
    Prepaid pension cost included within other assets                              $  2,188     $    136
   =======================================================================================================

    In addition to the pension plan, the Company also has a profit sharing plan and 401(k) savings plan. Total cost for these plans, included within other operating expense, for the years ended December 31, 1996, 1995 and 1994 approximated $1,175,000, $977,000 and $838,000, respectively.

    The Company also provides certain health care and death benefits to retired employees. The estimated costs of these retiree benefits are accrued during the employees' active service and benefit costs are funded as they are incurred. The following tables summarize the accumulated postretirement benefit obligation (APBO) and the related cost which is recognized in the Company's consolidated balance sheets and statements of income as of December 31:

                                                                                         December 31,
                                                                                       1996        1995
   --------------------------------------------------------------------------------------------------------
    Accumulated postretirement benefit obligation:
     Retirees                                                                        $  (896)    $(1,125)
     Active plan participants                                                         (3,589)     (3,232)
   --------------------------------------------------------------------------------------------------------
    Total unfunded accumulated postretirement benefit obligation                      (4,485)     (4,357)
    Unrecognized net obligation at transition                                          3,486       3,703
    Unrecognized net gain                                                             (2,411)     (2,302)
   --------------------------------------------------------------------------------------------------------
    Accrued postretirement benefit cost                                              $(3,410)    $(2,956)
   ========================================================================================================

                                                                         For the years ended December 31,
                                                                         1996          1995        1994
   --------------------------------------------------------------------------------------------------------
    Net periodic postretirement benefit cost includes:
     Service cost-benefits earned during the period                    $   314        $  253      $  373
     Interest cost on accumulated postretirement benefit obligation        300           269         369
     Net amortization and deferral                                         122           112         210
   --------------------------------------------------------------------------------------------------------
    Net periodic postretirement benefit cost                           $   736        $  634      $  952
   ========================================================================================================

    The weighted average discount rate used to determine the APBO was 7.25% for 1996 and 7.0% for 1995 and 1994. The assumed health care cost trend rate used in measuring APBO was 9.0% in 1996 decreasing gradually to 5% in 2000, and remaining constant thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the APBO as of December 31, 1996 by $640,000 and the aggregate of the service and interest cost components of the net periodic postretirement cost for the year then ended by $107,000.

I.  Commitments:

    In the normal course of business, there are various outstanding commitments to extend credit in the form of unused loan commitments and standby letters of credit that are not reflected in the consolidated financial statements. Since commitments may expire without being exercised, these amounts do not necessarily represent future cash requirements. The Company uses the same credit and collateral policies in making commitments as those described in Note C.

    At December 31, 1996 and 1995, the Company had unused loan commitments of $1.3 billion and $1.1 billion, respectively. Additionally, standby letters of credit at December 31, 1996 of $51 million and $36 million at December 31, 1995 had been issued. The majority of these commitments are collateralized by various assets. No material losses are anticipated as a result of these transactions.

    The Company had unused consumer credit card lines of $15.4 billion and $11.9 billion at December 31, 1996 and 1995, respectively. The Company has the contractual right to change the conditions of the credit card members' benefits or terminate the unused line at any time without prior notice. Since many unused credit card lines are never actually drawn upon, the unfunded amounts do not necessarily represent future funding requirements.

    The Company has certain operating leases on equipment and office space requiring minimum annual rental payments as follows: 1997-$14,600,000; 1998-$16,203,000; 1999-$11,165,000; 2000-$7,545,000; 2001-$3,363,000; and
    $5,318,000 thereafter through the year 2014. Rental expense on leases for the years ending December 31, 1996, 1995, and 1994 was approximately $12,848,000; $13,476,000; and $11,532,000, respectively.

J.  Regulatory Restrictions:

    The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the Federal Reserve Board. National banks are primarily regulated by the Office of the Comptroller of the Currency (OCC). All federally-insured banks are also regulated by the Federal Deposit Insurance Corporation (FDIC). The Company's banking subsidiaries include seven national banks and three state-chartered banks, all of which are insured by the FDIC. The state-chartered banks are also regulated by state banking authorities.

    The ability of the parent company to pay cash dividends to its shareholders and service debt may be dependent upon cash dividends from its subsidiary banks. Subsidiary national banks are subject to regulatory restrictions on the amount they may pay in dividends. At December 31, 1996, approximately $43,519,000 of subsidiary national banks' retained earnings were available for dividend declaration without prior regulatory approval.

    Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. These quantitative measures require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    As of December 31, 1996, the most recent notification from the OCC categorized the Company's banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. To be categorized as well capitalized the Company's banking subsidiaries must maintain minimum total risk-based capital of 10%, Tier I risk-based capital of 6%, and Tier I leverage capital of 5.0%. The Company's and First National Bank of Omaha's actual capital amounts and ratios are presented in the following table.


                                                           For Minimum Capital
                                           Actual           Adequacy Purposes:              Actual
                                --------------------------------------------------------------------------
                                (Consolidated Company)    (Consolidated Company)     (First National Bank
                                                                                          of Omaha)
                                 Amount         Ratio       Amount        Ratio      Amount      Ratio
                                 ------         -----       ------        -----      ------      ------
    As of December 31, 1996

      Total Capital             $575,245        10.7%      $431,779       8.0%      $295,775     10.7%
      Tier I Capital            $415,147         7.7%      $215,890       4.0%      $186,025      6.7%
      Tier I Leverage Capital   $415,147         6.4%      $257,547       4.0%      $186,025      5.8%
    As of December 31, 1995

      Total Capital             $514,302        11.1%      $370,295       8.0%      $268,235     11.7%
      Tier I Capital            $362,826         7.8%      $185,148       4.0%      $164,437      7.2%
      Tier I Leverage Capital   $362,826         6.3%      $231,862       4.0%      $164,437      5.8%


    Pursuant to Federal Reserve Bank requirements, the Company's banking subsidiaries are required to maintain certain cash reserve balances with the Federal Reserve system. At December 31, 1996 and 1995, the aggregate required cash reserve balances were approximately $55,784,000 and $52,546,000, respectively.

K.      Fair Values of Financial Instruments:

        The following presents the carrying amount and fair value of the specified assets and liabilities held by the Company at December 31, 1996 and 1995. The information presented is based on pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time, and the current estimated fair value of these financial instruments may have changed significantly since that point in time.

        Securities: The fair value of the Company's securities is based on the quoted market prices at December 31, 1996 and 1995. Available-for-sale securities are carried at their aggregate fair value. The carrying amount and fair value of the Company's held-to-maturity securities at December 31, 1996 was $649,799,000 and $650,897,000, respectively. The carrying amount and fair value of the Company's available-for-sale securities at December 31, 1996 was $256,919,000. The carrying amount and fair value of the Company's held-to-maturity securities at December 31, 1995 was $846,737,000 and $854,473,000, respectively. At December
        31, 1995, the Company did not hold any available-for-sale securities.

        Loans: The fair value of the Company's loans have been estimated using two methods: 1) the carrying amount of short-term loans approximates fair value; and 2) for all other loans, discounting of projected future cash flows. When using the discounting method, loans are gathered by homogeneous groups with similar terms and conditions and discounted at a target rate at which similar loans would be made to borrowers at year end. In addition, when computing the estimated fair value for all loans, the allowance for loan losses is subtracted from the calculated fair value for consideration of credit issues. At December 31, 1996, the carrying amount and fair value of the Company's loans was $4,945,179,000 and $5,143,940,000, respectively. The carrying amount of loans for 1996 consists of gross loans of $5,107,041,000 less allowance for loan losses of $104,812,000 less net leases of $57,050,000. The fair value of loans for 1996 consists of gross loans of $5,305,802,000 less allowance for loan losses and net leases. At December 31, 1995, the carrying amount and fair value of the Company's loans was $4,332,933,000 and $4,457,962,000, respectively. The carrying amount of loans for 1995 consists of gross loans of $4,451,120,000 less allowance for loan losses of $67,740,000 less net leases of $50,447,000. The fair value of loans for 1995 consists of gross loans of $4,576,149,000 less allowance for loan losses and net leases.

        Deposits: The methodologies used to estimate the fair value of deposits are similar to the two methods used to fair value loans. Deposits are gathered in homogeneous groups and the future cash flows of these groups are discounted using current market rates offered for similar products at year end. The carrying amount and fair value of the Company's deposits at December 31, 1996 was $5,836,169,000 and $5,851,127,000,
        respectively. The carrying amount and fair value of the Company's deposits at December 31, 1995 was $5,089,880,000 and $5,126,951,000,
        respectively.

        Long-term Debt and Capital Notes: The fair value of long-term debt and other interest-bearing obligations and capital notes is estimated by discounting future cash flows using current market rates for similar debt instruments. The carrying amount and fair value of long-term debt and other interest-bearing obligations and capital notes at December 31, 1996 was $103,876,000 and $104,812,000, respectively. The carrying amount and fair value of long-term debt and other interest-bearing obligations and capital notes at December 31, 1995 was $109,216,000 and $110,329,000, respectively.

        Other Financial Instruments: All other financial instruments of a material nature fall into the definition of short-term and fair value is estimated as the carrying amount. The carrying amount and fair value at December 31, 1996 of cash and due from banks was $397,886,000, federal funds sold and other short-term investments was $277,028,000, and other receivables and interest earned not collected was $90,763,000, which is included in other assets. The carrying amount and fair value at December 31, 1995 of cash and due from banks was $309,405,000, federal funds sold and other short-term investments was $309,231,000, and other receivables and interest earned not collected was $58,664,000, which is included in other assets.

        The carrying amount and fair value at December 31, 1996 of federal funds purchased and U.S. Treasury notes was $146,015,000, commercial paper and commercial paper based borrowings was $273,298,000, and accounts payable and accrued interest payable was $41,435,000, which is included in other liabilities. The carrying amount and fair value at December 31, 1995 of federal funds purchased and U.S. Treasury notes was $133,488,000, commercial paper and commercial paper based borrowings was $289,827,000, and accounts payable and accrued interest payable was $38,689,000, which is included in other liabilities.

        Off-Balance Sheet Financial Instruments: All material amounts of off-balance sheet items are characterized as short-term instruments because of the conditions of the contract and repricing ability. The carrying value of all off-balance sheet instruments approximates the fair value. At December 31, 1996 and 1995, the Company had unused loan commitments of $1.3 billion and $1.1 billion, respectively; standby letters of credit of $51 million and $36 million, respectively; and unused consumer credit card lines of $15.4 billion and $11.9 billion, respectively.

L.      Acquisitions:

        During 1996 and 1995, a bank holding company subsidiary acquired two financial institutions in Colorado in line with the Company's strategy of expanding the banking franchise into the growing areas of neighboring states. These acquisitions, which were accounted for as purchases, include the August 6, 1996 acquisition of Bolder Bancorporation, the holding company of the Bank of Boulder which had consolidated assets of approximately $126 million. The Bank of Boulder operates in two locations in Boulder, Colorado. On January 5, 1995, Union Colony Bank, with assets of $200 million, was acquired. Union Colony Bank operates in Greeley, Fort Collins, Loveland and Windsor, Colorado.

M.      Current Accounting Pronouncements:

        SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, as amended by SFAS 127. In June 1996, Statement of Financial Accounting Standards No. 125 was issued. This statement, among other things, applies a "financial-components approach" that focuses on control, whereby an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. In December 1996, SFAS No. 127, an amendment to SFAS No. 125, was issued which defers for one year the effective date of SFAS No. 125 related to secured borrowings and collateral, repurchase agreements, dollar-rolls, securities lending, and similar transactions. Management believes that the adoption of SFAS No. 125 and 127 will not have a material impact on the Company's financial position, liquidity or results of operations.

N.    Condensed Financial Information of First National of Nebraska:

      First National of Nebraska (parent company only)
      Condensed Statements of Financial Condition

         -----------------------------------------------------------------------------------------------------------------------
                                                                                                        December 31,
         Assets                                                                                   1996                  1995
         -----------------------------------------------------------------------------------------------------------------------
                                                                                                   (Amounts in Thousands)
         Cash and due from banks (1)                                                             $    744              $    437
         Other short-term investments                                                               6,340                 9,350
         -----------------------------------------------------------------------------------------------------------------------
               Total cash and cash equivalents                                                      7,084                 9,787

         Securities (1)                                                                               414                   414
         Commercial paper (1)                                                                      45,000                45,000
         Loans to subsidiaries (1)                                                                  2,708                 1,377

         Investment in subsidiaries (1 and 2):
            First National Bank of Omaha                                                          186,264               163,656
            Other banking subsidiaries                                                            310,336               276,374
            Nonbanking subsidiaries                                                                14,590                15,509
         -----------------------------------------------------------------------------------------------------------------------
               Total investment in subsidiaries                                                   511,190               455,539

         Other assets (1)                                                                           1,120                   832
         -----------------------------------------------------------------------------------------------------------------------
               Total assets                                                                      $567,516              $512,949
         =======================================================================================================================


         Liabilities and Stockholders' Equity
         -----------------------------------------------------------------------------------------------------------------------
         Payable to subsidiaries (1)                                                             $  2,075              $  2,075
         Commercial paper (1)                                                                      45,000                45,000
         Other liabilities (1)                                                                      4,239                 2,970
         Deferred gain on sale of buildings (1)                                                     6,369                 6,974
         Long-term debt and other interest-bearing obligations                                        251                   320
         Capital notes                                                                             21,616                25,779
         -----------------------------------------------------------------------------------------------------------------------
               Total liabilities                                                                   79,550                83,118

         Stockholders' equity:
            Common stock                                                                            1,734                 1,734
            Additional paid-in capital                                                              2,604                 2,604
            Retained earnings                                                                     482,819               425,493
            Net unrealized appreciation on available-for-sale securities, net of tax                  809                    --
         -----------------------------------------------------------------------------------------------------------------------
               Total stockholders' equity                                                         487,966               429,831
         -----------------------------------------------------------------------------------------------------------------------
               Total liabilities and stockholders' equity                                        $567,516              $512,949
         =======================================================================================================================

          (1) Partially or totally eliminated in consolidation.

          (2) Carried at cost plus equity in undistributed earnings and capital changes since date of acquisition or origination.

First National of Nebraska (parent company only)
Condensed Statements of Operations

   ------------------------------------------------------------------------------------------------------------------------------
                                                                                     For the years ended December 31,
                                                                                 1996            1995                 1994
   ------------------------------------------------------------------------------------------------------------------------------
                                                                         (Amounts in Thousands Except Share and Per Share Data)
   Revenues:
   Income from subsidiaries (1):
        Dividends from First National Bank of Omaha                          $  23,436          $  81,724           $  32,879
        Dividends from other banking subsidiaries                               24,200              5,411              14,770
        Dividends from nonbanking subsidiaries                                   5,600              2,800               1,350
   Interest income on commercial paper (1)                                       2,498              2,744               1,635
   Recognized gain on sale of buildings (1)                                        602                602                 602
   Recognized gain on sale of option                                                --              1,389                  --
   Investment interest and other income (1)                                        617                849                 218
   ------------------------------------------------------------------------------------------------------------------------------
             Total revenues                                                     56,953             95,519              51,454

   Expenses:
        Interest                                                                 5,065              9,461               5,628
        Other (1)                                                                2,338                837                 883
   ------------------------------------------------------------------------------------------------------------------------------
             Total expenses                                                      7,403             10,298               6,511
   ------------------------------------------------------------------------------------------------------------------------------
   Income before income tax and equity in undistributed/
   (overdistributed) earnings of subsidiaries                                   49,550             85,221              44,943
   Income tax benefit                                                             (174)            (2,273)             (6,104)
   ------------------------------------------------------------------------------------------------------------------------------
             Total income before equity in undistributed/
             (overdistributed) earnings of subsidiaries                         49,724             87,494              51,047
   ------------------------------------------------------------------------------------------------------------------------------
   Equity in undistributed/(overdistributed) earnings of subsidiaries (1):
             First National Bank of Omaha                                       21,669            (20,801)             19,258
             Other banking subsidiaries                                            598             14,355               5,488
             Nonbanking subsidiaries                                            (1,759)             1,193               1,340
   ------------------------------------------------------------------------------------------------------------------------------
                  Total equity in undistributed/
                  (overdistributed) earnings of subsidiaries                    20,508             (5,253)             26,086
   ------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                $  70,232          $  82,241           $  77,133
   ==============================================================================================================================
   Average number of shares outstanding                                        346,767            346,767             346,767
   ==============================================================================================================================
   Net income per share                                                      $  202.53           $ 237.17           $  222.43
   ==============================================================================================================================

   (1) Partially or totally eliminated in consolidation.

First National of Nebraska (parent company only)
Condensed Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------------------
                                                                                     For the years ended December 31,
                                                                         1996                   1995                   1994
----------------------------------------------------------------------------------------------------------------------------------
                                                                                            (Amounts in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income                                                        $  70,232                $  82,241              $ 77,133
          Adjustments to reconcile net income to net cash
          flows from operating activities:
                    Equity in (undistributed)/overdistributed
                         earnings of subsidiaries                        (20,508)                   5,253               (26,086)
                    Recognized gain on sale of buildings                    (602)                    (602)                 (602)
                    Recognized gain on sale of option                         --                   (1,389)                   --
                    Other, net                                               415                     (259)               (4,921)
----------------------------------------------------------------------------------------------------------------------------------
     Net cash flows from operating activities                             49,537                   85,244                45,524

CASH FLOWS FROM INVESTING ACTIVITIES
          Net change in commercial paper                               $      --                $      --              $(10,000)
          Proceeds from sale of option                                        --                    2,889                    --
          Change in investment in subsidiaries and other assets          (35,102)                 (16,237)              (43,482)
----------------------------------------------------------------------------------------------------------------------------------
     Net cash flows from investing activities                            (35,102)                 (13,348)              (53,482)

CASH FLOWS FROM FINANCING ACTIVITIES
          Issuance of debt and capital notes                           $  23,000                $  15,000              $ 45,800
          Principal repayments of debt and capital notes                 (27,232)                 (66,894)              (34,300)
          Net change in commercial paper                                      --                       --                10,000
          Cash dividends paid                                            (12,906)                 (11,696)              (13,201)
----------------------------------------------------------------------------------------------------------------------------------
     Net cash flows from financing activities                            (17,138)                 (63,590)                8,299
----------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                   (2,703)                   8,306                   341

Cash and cash equivalents at beginning of year                             9,787                    1,481                 1,140
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $   7,084                $   9,787              $  1,481
==================================================================================================================================
Cash paid during the year for:
     Interest                                                          $   5,328                $   9,171              $  5,541
     Income taxes                                                      $      --                $      --              $     --
==================================================================================================================================
NON-CASH INVESTING AND FINANCING ACTIVITIES
          Increase to assets and liabilities from business
               acquisitions                                            $      --                $  15,198              $     --
==================================================================================================================================

Independent Auditors' Report

Board of Directors and Stockholders
First National of Nebraska, Inc.
Omaha, Nebraska

We have audited the accompanying consolidated statements of financial condition of First National of Nebraska, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National of Nebraska, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

January 31, 1997
Omaha, Nebraska

Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

General:

The Company consists of the parent company, which is a Nebraska-based interstate bank holding company, and its consolidated subsidiaries. Its principal assets include First National Bank of Omaha and its wholly-owned subsidiaries; First National Bank and Trust Company of Columbus; First National Bank, North Platte; Platte Valley State Bank and Trust Company, Kearney; The Fremont National Bank and Trust Company; First National Bank of Kansas, Overland Park, Kansas; First National Bank South Dakota, Yankton, South Dakota; and First National of Colorado, Inc., and its wholly-owned Colorado subsidiaries: First National Bank, Fort Collins; Union Colony Bank, Greeley; and The Bank of Boulder. The Company also has nonbanking subsidiaries, which in the aggregate are not material.

The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the Federal Reserve Board. National banks are primarily regulated by the OCC. All federally-insured banks are also regulated by the FDIC. The Company's banking subsidiaries include seven national banks and three state-chartered banks, all of which are insured by the FDIC. The state-chartered banks are also regulated by state banking authorities.

The Company was one of the originators of the bank credit card industry and has over 40 years' experience in this line of business. Through a banking subsidiary, the Company conducts a significant consumer credit card service under license arrangements with VISA USA and MasterCard International, Inc. The Company's credit card customers are located throughout the United States, but primarily in the Midwest. At December 31, 1996, the Company ranked among the top 25 card issuing entities based on the amount of managed credit card loans outstanding. The Company originates all new credit card accounts for itself and its affiliates and has not purchased existing accounts from other originators. Gross revenues associated with credit card loans were 54% of total gross revenues in 1996.

Competitors of the Company include commercial banks, savings and loan associations, consumer and commercial finance companies, credit unions and other financial services companies. The Company's credit card operation competes with other issuers of credit cards ranging from other national issuers of bank cards to local retailers which provide their own credit cards. Like other companies with significant credit card operations, declining asset quality due to increased delinquencies and charge-offs has resulted in industry-wide pressure on the profitability of credit card operations.

The Company continues to make substantial investments in data processing technology for both its own data processing needs and to provide various data processing services for unaffiliated parties. The services provided include automated clearinghouse transactions, merchant credit card processing, and check processing. The Company ranks as one of the larger merchant credit card processors in the United States with over $15 billion processed in 1996 and $13 billion processed in 1995. It also ranked among the 25 largest automated clearinghouse processors in the country during 1995 and is one of the largest check processors in its market area. Furthermore, the Company provides data processing services to over 45 non-affiliated banks located in ten states. Fee income continues to increase through the ongoing expansion of these services. The Company continues to closely monitor the risks and competitive conditions as they relate to pricing and technological issues associated with these processing services.

Management's discussion and analysis contains forward looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions, company performance and the financial results. The statements are based on many assumptions and factors, including general economic conditions, consumer behavior, competitive environment and related market conditions, operating efficiencies, and actions of governments. Any changes in such assumptions or factors could produce significantly different results.

Results of Operations:

Overview:
Net income for the year 1996 was $70.2 million, or $202.53 per share, compared to $82.2 million, or $237.17 per share, for 1995. Net income decreased in 1996 by 14.6% compared to 1995. In 1995, net income rose by $5.1 million, or 6.6% over 1994. Return on average equity for 1996 decreased to 15.4% from 20.8% in 1995 and 24.1% in 1994. Return on average assets for 1996 decreased to 1.1% from 1.5% in 1995 and 1.7% in 1994. The performance ratios remain favorable although they have declined over the past three years. The primary reason for the overall reduction in earnings and performance ratios relates to the increases in the provision for loan losses as a result of increased delinquencies and charge-offs on credit card and other consumer loans. In spite of the increased provision for loan losses, earnings have remained strong due to continued growth in net interest income and noninterest income which has consistently surpassed the growth rate of operating expenses. Net income before the provision for loan losses and income taxes rose by 26.4% in 1996 compared to 1995 and by 23.3% in 1995 compared to 1994.

Net interest income:
The Company's primary source of income is net interest income which is defined as the difference between interest income and fees derived from earning assets and interest expense on interest-bearing liabilities. Interest income and expense are affected by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, in addition to changes in interest rates.

In 1996, net interest income was $485.2 million, a 13.7% increase over 1995. In 1995, net interest income was $426.9 million, a 17.9% increase over 1994. These increases are primarily attributable to increased earning assets and the related yield net of an increase in the volume of interest-bearing liabilities. The favorable trend of increased net interest income over the three-year period ending December 31, 1996 corresponds to the Company's strong loan growth and to its successful asset and liability management strategies.

Provision for loan losses:
The Company evaluates its allowance for loan losses on a monthly basis. This review of the adequacy of the allowance for loan losses is based upon a review of collateral values, delinquencies, non-accruals, payment histories and various other analytical and subjective measures relating to the various loan portfolios within the Company.

The provision for loan losses increased $77.3 million to $180.1 million for 1996 compared to $102.8 million for 1995. In 1995, the provision for loan losses increased $31.1 million compared to 1994. The increases in the provision for loan losses relates to higher net charge-offs, growth in the loan portfolio, and strengthening of the loan loss allowance for potential future losses. The increase in net charge-offs is primarily attributable to the significant rise in delinquencies on credit card loans which is being experienced throughout the credit card industry due to increased consumer debt levels and other factors. The increase is further augmented by the large volume of credit card and other consumer loans originated in earlier years which continue to mature and contribute to higher credit loss experience.

Noninterest income:
Noninterest income was $180.5 million in 1996, an increase of 31.3% or $43.1 million, compared to 1995. In 1995, noninterest income was $137.4 million, an increase of 18.9%, or $21.8 million, from 1994. The majority of these increases were due to processing services income increasing by 40.9% in 1996 and 23.9% in 1995. This increase is largely due to the growth in volumes processed for new and existing customers in merchant processing. Deposit services income increased 15.4% in 1996 due primarily to the growth in total deposits. Income related to trust and investment services and commissions increased in 1996 and 1995 as a result of the general growth of the Company. Miscellaneous income increased by 30.0% in 1996 primarily due to income derived from a change in merchant authorization processing and increased collection fees. In 1995 miscellaneous income increased by 31.4% due to increased revenues from non-banking subsidiaries and the gain on the sale of an option.

Noninterest expense:
Noninterest expense was $371.3 million in 1996, an increase of 12.0% or $39.8 million, from 1995. Noninterest expense in 1995 was $331.5 million, an increase of 14.8% or $42.7 million from 1994. Management continues to focus on expense control in their operating decisions to improve the efficiencies of the Company. A significant portion of the increase in noninterest expense is due to salaries and employee benefits which increased 13.4% in 1996 and 22.8% in 1995. These additional employee-related expenses relate to the overall growth of the Company. Other professional services increased 40.4% in 1996 and 21.4% in 1995 due to increased merchant acquisition costs. Increases in remaining expense categories for communications and supplies, loan services purchased, purchased processing, and net occupancy and equipment expenses relate to general Company growth. This growth is primarily due to increased processing volumes, the acquisition of new customer relationships, continued investments in technology, and acquisitions.

Asset Quality:

The Company's loan delinquency rates and net charge-off activity reflect, among other factors, general economic conditions, the quality of the loans, the average seasoning of the loans and the success of the Company's collection efforts. The Company's objective in managing its loan portfolio is to balance and optimize the profitability of the loans within the context of acceptable risk characteristics. The Company continually monitors the risks embedded in the loan portfolio with the use of statistically-based computer simulation models.

The consumer credit industry continues to experience increased delinquencies and charge-offs. As a major credit card issuer, the Company is also experiencing an increase in its credit card loan delinquency and net charge-off rates. As a result, the Company has increased its allowance for loan losses by $37.1 million, or 54.7%, from December 31, 1995 to December 31, 1996. The increased delinquency and charge-off trends are likely to continue as the large volume of credit card loans originated in previous years continue to season. The Company anticipates selected segments of consumers will continue to experience a decline in credit quality. Therefore, management has modestly tightened credit standards and reduced marketing expenditures. Consumer behavior is being closely monitored to determine if future changes will be required.

The following table reflects the delinquency rates of the Company's loan portfolio. An account is contractually delinquent if the minimum payment is not received by the specified billing date. The overall delinquency rate as a percentage of total loans was 3.86% at December 31, 1996 compared with 3.18% at December 31, 1995.

Delinquent Loans:

                                               December 31, 1996                December 31, 1995
                                        --------------------------------------------------------------
                                                                 (Amounts in Thousands)

Total Loans                                             % of Loans                          % of Loans
-----------                                             ----------                          ----------
Loans outstanding                       $ 5,107,041                     $ 4,451,120
Loans delinquent:
     30 - 89 days                       $   123,420         2.42%       $    95,236           2.14%
     90 days or more & still accruing        73,580         1.44%            46,396           1.04%
                                        -------------- ---------------  ----------------  --------------
          Total delinquent loans        $   197,000         3.86%       $   141,632           3.18%
                                        ============== ===============  ================  ==============
Nonaccrual loans                        $     7,231          .14%       $     8,718            .20%
                                        ============== ===============  ================  ==============

Credit Cards and Related Plans
------------------------------
Loans outstanding                       $ 2,916,392                     $ 2,572,307
Loans delinquent:
     30 - 89 days                       $   102,538         3.52%       $    81,125           3.15%
     90 days or more & still accruing        68,827         2.36%            42,928           1.67%
                                        -------------- ---------------  ----------------  --------------
          Total delinquent loans        $   171,365         5.88%       $   124,053           4.82%
                                        ============== ===============  ================  ==============
Nonaccrual loans                                 --           --                 --             --
                                        ============== ===============  ================  ==============

Generally, the Company's policy is to charge off loans when they become 180 days contractually past due. Net loan charge-offs include the principal amount of losses resulting from borrowers' unwillingness or inability to pay, in addition to bankrupt and deceased borrowers, less current period recoveries of previously charged-off loans. The allowance for loan losses is intended to cover losses inherent in the Company's loan portfolio as of the reporting date and is continually monitored using statistically-based computer simulation models. The provision for loan losses is charged against earnings to cover both current period net charge-offs and to maintain the allowance at an acceptable level to cover losses inherent in the portfolio as of the reporting date. Net charge-offs for the Company's overall portfolio were $144.7 million for the year ended December 31, 1996 compared to $91.9 million for the same period in 1995. Net charge-offs as a percentage of average loans were 3.15% for 1996 compared to 2.14% for 1995. The allowance as a percentage of loans has increased to 2.05% for 1996 compared to 1.52% for 1995.

The following table presents the activity in the Company's allowance for loan losses with a breakdown of charge-off and recovery activity related to credit cards and related plans.

Allowance for Loan Losses:


                                                       For the Years Ended December 31,
                                               1996                                       1995
                                      -----------------------------------------------------------------
                                                             (Amounts in  Thousands)
Balance at January 1                          $    67,740                               $    55,265
Addition due to acquisition                         1,738                                     1,568
Provision for credit losses                       180,059                                   102,767

Loans charged off:
     Credit cards and related plans              (142,582)                                 (100,604)
     All other loans                              (22,129)                                   (8,153)
Loans recovered:
     Credit cards and related plans                18,082                                    15,637
     All other loans                                1,904                                     1,260
                                      ------------------------                   ------------------------
Total net charge-offs                            (144,725)                                  (91,860)
                                      ------------------------                   ------------------------
Balance at December 31                         $  104,812                               $    67,740
                                      ========================                   ========================
Allowance as a percentage
   of loans                                          2.05%                                     1.52%
Total net charge-offs as a percentage
   of average loans                                  3.15%                                     2.14%

Capital Resources:

As described in Note J, the Company and its banking subsidiaries are required to maintain minimum capital in accordance with regulatory guidelines. At December 31, 1996, First National Bank of Omaha and all other banking subsidiaries of the Company exceeded the minimum requirements for the "well-capitalized" category as established by supervisory agencies. The Company intends to maintain sufficient capital in each of its banking subsidiaries to remain in the "well capitalized" category.

In 1995, First National Bank of Omaha issued $75.0 million in 15 year subordinated capital notes. These subordinated capital notes, along with $21.6 million in capital notes outstanding as of December 31, 1996 in connection with the Company's previous acquisitions, count towards meeting the required capital standards, subject to certain limitations. The Company has historically retained 85% of net income in capital to fund the growth of future operations and to maintain minimum capital standards.

Liquidity Management:

Adequate liquidity level is necessary to ensure that sufficient funds are available for loan growth and deposit withdrawals. These funding needs are offset by funds generated from loan repayments, investment maturities, and core deposit growth. The Company's Asset/Liability Committee is responsible for monitoring the current and forecasted balance sheet structure to ensure anticipated funding needs can be met at a reasonable cost. Contingency plans are in place to meet unanticipated funding needs or loss of funding sources.

Domestic retail deposits are used as the primary source of funding for all banking subsidiaries. In order to maintain flexibility and diversity in liquidity management the Company also has access to a variety of other funding tools. These other sources include securities sold under repurchase agreements, federal funds purchased, commercial paper, securitization, other short-term and long-term debt, and subordinated capital notes.

At December 31, 1996, the commercial paper issued by the Company was at $273 million with maturities of less than 60 days. These issues are supported for liquidity purposes by loan commitments from various financial institutions. See Note E to the Consolidated Financial Statements for further discussion.

The Company's securitization program was established in 1995, providing further diversity of credit card funding. At December 31, 1996 and 1995, $200 million of the Company's managed credit card portfolio was securitized.

Interest Rate Risk Management:

The Company's goal is to maximize profits while effectively managing rather than eliminating interest rate risk. Two primary measures are used to measure and manage interest rate risk: Net Interest Income Simulation Modeling and Static Gap Analysis.

Net Interest Income Simulation:
Since changes in the marketplace cannot be reliably predicted, the Company simulates several possible events. These events include immediate and sustained shifts in interest rates upward and downward, and gradual and sustained shifts in interest rates upward and downward. Possible changes in balance sheet structure over a forecast period of three years are also simulated. The Company has established guidelines that limit the acceptable potential change in net interest margin and net income under these balance sheet and interest rate scenarios. Given the minimal potential for significant risk exposure illustrated by the simulations, the Company does not engage in derivative transactions such as hedges, swaps, or futures.

Static Gap Analysis:
Gap analysis measures the difference between rate sensitive assets and rate sensitive liabilities. The following table represents management's estimate of projected maturity or repricing of the Company's interest-earning assets and interest-bearing liabilities at December 31, 1996. Management believes that the table will approximate actual experience; however, it should be noted that the gap analysis is a point in time measurement that does not capture all aspects of interest rate risk.


                                                    Greater Than
                                                    Three Months          One Year          Over
                                  Three Months        Less Than           Through           Five
As of December 31, 1996              or Less          One Year           Five Years        Years             Total
---------------------------------------------------------------------------------------------------------------------
                                                                   (Amounts in Thousands)
Earning assets:
         Investment activities     $   331,561       $   268,435      $  565,473        $    18,277       $1,183,746
         Lending activities          2,827,713           469,598         769,099          1,040,631        5,107,041
---------------------------------------------------------------------------------------------------------------------
Total earning assets                 3,159,274           738,033       1,334,572          1,058,908        6,290,787
Interest-bearing liabilities         2,388,792         1,646,142       1,440,881            162,095        5,637,910
---------------------------------------------------------------------------------------------------------------------
Interest sensitive gap                 770,482          (908,109)       (106,309)           896,813          652,877

Gap as a percent of
   total earning assets                  12.2%            (14.4)%          (1.7)%             14.3%            10.4%
=====================================================================================================================
Cumulative interest sensitive gap      770,482          (137,627)       (243,936)           652,877

Cumulative gap as a percent
   of total earning assets               12.2%              (2.2)%         (3.9)%             10.4%
=====================================================================================================================

First National of Nebraska and Subsidiaries
Selected Financial Data


---------------------------------------------------------------------------------------------------------------------------
                                                                        Year ended December 31,
                                        1996               1995             1994              1993             1992
---------------------------------------------------------------------------------------------------------------------------
                                                           (Amounts in Thousands Except Per Share Data)
Total interest income and
     other operating income       $   945,899       $   828,813      $   645,806       $   546,106      $   481,423

Provision for loan losses         $   180,059       $   102,767      $    71,698       $    67,083      $    64,467

Net income                        $    70,232       $    82,241      $    77,133       $    70,082      $    52,126

Net income per share              $    202.53       $    237.17      $    222.43       $    202.10      $    150.32

Cash dividends per share (2)      $     37.22       $     33.73      $     38.07       $     16.86      $     30.42

Total assets                      $ 6,912,057       $ 6,110,542      $ 5,261,907       $ 4,271,853      $ 3,573,556

Long-term debt and capital notes  $   103,876       $   109,216      $    60,966       $    60,705      $    21,534


The Company's stock is traded over-the-counter.
Bid price quotes per share, high and low, by quarter (1)
---------------------------------------------------------------------------------------------------------------------------

                                                                 1996                                1995
                                                        High              Low               High             Low
                                              -----------------------------------------------------------------------------
1st quarter                                             $4,300           $3,650            $2,400           $2,350
2nd quarter                                              4,100            3,900             2,710            2,400
3rd quarter                                              3,900            3,400             2,935            2,710
4th quarter                                              3,400            3,400             3,650            2,935


Dividends per share
---------------------------------------------------------------------------------------------------------------------------
                                                                  1996                                  1995
                                                       --------------------------------------------------------------------
January                                                          $11.90                                 $9.73
April                                                              8.44                                  8.00
June                                                               8.44                                  8.00
September                                                          8.44                                  8.00


Number of stockholders
---------------------------------------------------------------------------
As of January 31, 1997, there were 346,767 shares of common stock issued and outstanding which were held by more than 350 shareholders of record. The shareholders of record number does not reflect the persons or entities who hold their stock in nominee or "street" name.

(1) Source: Kirkpatrick, Pettis, Smith, Polian, Inc., Omaha, Nebraska
                                 Such over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The parent company's common stock experiences limited trading activities.

(2) On a historical basis, a dividend of $10.92 per share paid in December 1992 would have been paid in January 1993.

                  ==========================================
                  FIRST NATIONAL OF NEBRASKA
                  OFFICERS AND DIRECTORS
                  ==========================================

                              F. PHILLIPS GILTNER
                              CHAIRMAN & SECRETARY

                              BRUCE R. LAURITZEN
                              PRESIDENT & TREASURER

                              JOHN R. LAURITZEN
                              CHAIRMAN EMERITUS

             FIRST NATIONAL BANK OF OMAHA
             SENIOR OFFICERS AND DIRECTORS

====================================================================================================================
  F. PHILLIPS GILTNER...............CHAIRMAN              ELIAS J. ELIOPOULOS...............EXECUTIVE VICE PRESIDENT
  BRUCE R. LAURITZEN................PRESIDENT             J. WILLIAM HENRY..................EXECUTIVE VICE PRESIDENT
                                                          DENNIS A. O'NEAL..................EXECUTIVE VICE PRESIDENT
  JOHN R. LAURITZEN.................CHAIRMAN EMERITUS     CHARLES R. WALKER.................EXECUTIVE VICE PRESIDENT
--------------------------------------------------------------------------------------------------------------------
  Howard M. Dietz...................Director              Herbert J. Young..................Director
--------------------------------------------------------------------------------------------------------------------

  Marc M Diehl................Senior Vice President, Trust
  James L. Doody..............Senior Vice President, First Bankcard Center
  Charles H. Fries, Jr........Senior Vice President, Corporate & Financial Institutions
  Frances A. Marshall.........Senior Vice President, First Integrated Systems
  Laurie A. Minarik...........Senior Vice President, Retail Banking
  James C.C. Schmidt..........Senior Vice President, Data Automation
  Robert J. Urban.............Senior Vice President, Personnel
  Timothy D. Hart....................Vice President & Comptroller, Corporate Administration
  Russell K. Oatman..................Vice President & Cashier, Operations

====================================================================================================================

THE BANK OF BOULDER                                                                             BOULDER, COLORADO

--------------------------------------------------------------------------------------------------------------------
Directors
   Steven K. Bosley                      Larry F. Frey             Richard E. Geesaman   Bruce R. Lauritzen
   Earl McLaughlin                       Dennis A. O'Neal          Carroll V. SoRelle    Myrtle Tisone, Honorary

--------------------------------------------------------------------------------------------------------------------

                      CARROLL V. SORELLE,  CHAIRMAN            STEVEN K. BOSLEY, PRESIDENT


====================================================================================================================

FIRST NATIONAL BANK                                                               FORT COLLINS-LOVELAND, COLORADO

--------------------------------------------------------------------------------------------------------------------
Directors
   Mark P. Driscoll                      John A. Duffey            Dwight L. Ghent       Thomas J. Gleason
   Roger G. Gunlikson                    Bruce R. Lauritzen        Douglas E. Markley    Dennis A. O'Neal
   Merlin G. Otteman, MD                 Stephen J. Schrader       Wayne K. Schrader     David L. Wood
   Mark J. Soukup, Director Emeritus

--------------------------------------------------------------------------------------------------------------------

                      THOMAS J. GLEASON, CHAIRMAN             MARK P. DRISCOLL, PRESIDENT


====================================================================================================================

FIRST NATIONAL BANK AND TRUST COMPANY OF COLUMBUS                                      COLUMBUS-NORFOLK, NEBRASKA

--------------------------------------------------------------------------------------------------------------------
Directors
   Donald N. Dworak                      Randal J. Emrich          John F. Lohr          Robert P. Loshbaugh
   John M. Peck                          Steven K. Ritzman         Noyes W. Rogers       Donald M. Schupbach
   Dwayne G. Smith                       William H. Smith          Charles R. Walker

--------------------------------------------------------------------------------------------------------------------

               JOHN M. PECK, PRESIDENT - COLUMBUS            JAMES R. MANGELS, PRESIDENT - NORFOLK

--------------------------------------------------------------------------------------------------------------------

===================================================================================================================

FIRST NATIONAL BANK OF KANSAS                                                               OVERLAND PARK, KANSAS

-------------------------------------------------------------------------------------------------------------------
Directors
   Linda A. Acker               Ben T. Embry, Jr.         J. William Henry              Stuart C. Lang
   Blair E. Lauritzen           James A. Polsinelli       Marilyn Scafe

-------------------------------------------------------------------------------------------------------------------

                                           STUART C. LANG, PRESIDENT

===================================================================================================================

FIRST NATIONAL BANK                           NORTH PLATTE - ALLIANCE - CHADRON - GERING - SCOTTSBLUFF, NEBRASKA

-------------------------------------------------------------------------------------------------------------------
Directors
   J. William Henry             James D. Keenan           Donald D. Kilgore             L.H. "Rick" Kolkman
   William J. Pfister           Gary M. Trego             Ralph M. Tysdal

-------------------------------------------------------------------------------------------------------------------

                                         L.H. "RICK" KOLKMAN, PRESIDENT

===================================================================================================================

THE FREMONT NATIONAL BANK AND TRUST COMPANY                                                     FREMONT, NEBRASKA

-------------------------------------------------------------------------------------------------------------------
Directors
   Rupert Dunklau               William R. Emanuel        H. Haines Hill                Thomas J. Milliken
   David N. Simmons             Charles R. Walker         Richard O. Wikert, Honorary

-------------------------------------------------------------------------------------------------------------------

       THOMAS J. MILLIKEN, CHAIRMAN                                              DAVID N. SIMMONS, PRESIDENT

===================================================================================================================

PLATTE VALLEY STATE BANK & TRUST COMPANY                                                        KEARNEY, NEBRASKA

-------------------------------------------------------------------------------------------------------------------
Directors
   Jeff G. Beattie              Gerald Dulitz             Byron D. Hansen               Peter G. Kotsiopulos
   Robin W. Marshall            Wayne R. McKinney         Dennis A. O'Neal              John H. Schulte, MD
   Mark A. Sutko                Gerald J. Tomka           Sidney R. Hellman, Honorary   Jack M. Horner, Honorary
   Robert P. Sahling, Honorary  Carl C. Spelts, Honorary

-------------------------------------------------------------------------------------------------------------------

       WAYNE R. MCKINNEY, CHAIRMAN                                                 MARK A. SUTKO, PRESIDENT

===================================================================================================================

FIRST NATIONAL BANK SOUTH DAKOTA                                                            YANKTON, SOUTH DAKOTA

-------------------------------------------------------------------------------------------------------------------
Directors
    James L. Doody       Elias J. Eliopoulos       Wilbur P. Foss      Randal A. Johnson      Joleen M. Smith

-------------------------------------------------------------------------------------------------------------------

                                          RANDAL A. JOHNSON, PRESIDENT

===================================================================================================================

UNION COLONY BANK                                                                       GREELEY-WINDSOR, COLORADO

-------------------------------------------------------------------------------------------------------------------
Directors
   George W. Doering            Harold G. Evans           Kay Kosmicki                  Bruce R. Lauritzen
   James R. Listen              Lawrence W. Menefee       Dennis A. O'Neal              Robert A. Ruyle
   Masoud S. Shirazi            Michael V. Shoop          F. Scott Thomas               John M. Todd
   James L. Tuggle              Donald W. Wittnam         John C. Todd, Director Emeritus

-------------------------------------------------------------------------------------------------------------------

       LAWRENCE W. MENEFEE,  CHAIRMAN                                           JAMES L. TUGGLE, PRESIDENT

-------------------------------------------------------------------------------------------------------------------
                                                                                                                 31



====================================================================================================================================

COLLECTION CORPORATION OF AMERICA

------------------------------------------------------------------------------------------------------------------------------------

JAMES W. SHANAHAN, PRESIDENT                    JOHN K. KEADY, VICE PRESIDENT                      DOUGLAS E. KOZENY, VICE PRESIDENT



====================================================================================================================================

DATA MANAGEMENT PRODUCTS

------------------------------------------------------------------------------------------------------------------------------------

        JAMES A. MILLS, PRESIDENT                                              MICHAEL J. REYNOLDS, VICE PRESIDENT


====================================================================================================================================

FIRST OF OMAHA MERCHANT PROCESSING

------------------------------------------------------------------------------------------------------------------------------------

        ELIAS J. ELIOPOULOS, PRESIDENT                                         DONALD  M. GERHARD, EXECUTIVE VICE PRESIDENT


====================================================================================================================================

FIRST NATIONAL SERVICES CORPORATION

------------------------------------------------------------------------------------------------------------------------------------

        DONALD A. FEES, DIRECTOR OF LOAN REVIEW                                R. RAY LOCKHART, DIRECTOR OF INTERNAL AUDIT


====================================================================================================================================

FIRST TECHNOLOGY SOLUTIONS

------------------------------------------------------------------------------------------------------------------------------------

                                                   JAMES C.C. SCHMIDT, PRESIDENT

CHARLES M. HUETTER, NETWORK SERVICES DIVISION MANAGER                          WILLIAM A. SWICK, SOFTWARE SERVICES DIVISION MANAGER
PATRICK R. SMITH, MARKETING & PRODUCT DEVELOPMENT MANAGER                      LARRY D. WATSON, BUSINESS DEVELOPMENT MANAGER


====================================================================================================================================

PLATTE VALLEY FINANCE COMPANY

------------------------------------------------------------------------------------------------------------------------------------

        DIANN PETERSEN, PRESIDENT                                              ROGER L. MILLER, MANAGER

====================================================================================================================================

RETRIEVER PAYMENT SYSTEMS

------------------------------------------------------------------------------------------------------------------------------------

        WALTER L. RAINES, PRESIDENT                                            WILLIAM H. HIGGINS, SENIOR VICE PRESIDENT



------------------------------------------------------------------------------------------------------------------------------------
32